UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tracon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89237H209
(CUSIP Number)

January 12, 2024
(Date of Event which requires filing of)

Check the appropriate box to designate the rule pursuant to which this Schedule this is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

  SCHEDULE 13G

CUSIP NO. 89237H209	Page 2 of 4

1	NAMES OF REPORTING PERSONS WAYNE AARONSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 716,925 shares
	6	SHARED VOTING POWER no shares
	7	SOLE DISPOSITIVE POWER 716,925 shares
	8	SHARED DISPOSITIVE POWER no shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,925
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON Individual

CUSIP NO. 89237H209	Page 3 of 4

Item 1.

(a)	Name of Issuer:

Tracon Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4350 La Jolla Village Drive, Suite 800
San Diego, CA 92122

Item 2.

(a)	Name of Person Filing:

WAYNE AARONSON

(b)	Address of Principal Business Office or, if none, Residence

1011 Fresno Ave.
Berkeley, CA 94707

(c)	Citizenship:

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

89237H209

Item 3.

N/A

CUSIP NO. 89237H209	Page 4 of 4

Item 4.	Ownership.

(a)716,945 shares of common stock held by Wayne Aaronson

Roth IRA and no common stock held by Aaronson

Revocable Trust, Wayne Aaronson and Joy Chiyo Goto

co-trustees.

b)Percent of class: 2.3% based on 31,144,335 shares of Common Stock outstanding as of November 9, 2023 per Tracon's 10-K. 0 Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: 716,925

(ii)Shared power to vote or to direct the vote: 0

(iii)Sole power to dispose or to direct the disposition of: 716.925

(iv)Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

XX

Item 6.	Ownership of More than Five percent on Behalf of Another Person:

n/a

Item 8.	ID of Members of the Group:.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certifications.

n/a After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct:

March 15, 2023

By:	/s/Wayne Aaronson
Wayne Aaronson